SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                                (Amendment No. 2)
                    Under the Securities Exchange Act of 1934


                           ECHELON INTERNATIONAL CORP.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                                     278747100
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                                (CUSIP Number)

                                                 with a copy to:
Jeffrey S. Halis                                 Eli S. Goldberg, Esq.
500 Park Avenue                                  Lowenstein, Sandler, Kohl,
Fifth Floor                                        Fisher & Boylan, P.A.
New York, New York  10022                        65 Livingston Avenue
(212) 378-0879                                   Roseland, New Jersey  07068
                                                 (201) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 24, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Jeffrey S. Halis

2)  Check the Appropriate Box if a Member of a Group (See Instructions):
    (a)         Not
    (b)         Applicable

3)  SEC Use Only

4)  Source of Funds (See Instructions):  WC, PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                    Not Applicable

6)  Citizenship or Place of Organization:

                                  United States

     Number of                          7) Sole Voting Power:          506,500*
                                           -------------------------------------
     Shares Beneficially                8) Shared Voting Power:               0
                                           -------------------------------------
     Owned by
     Each Reporting                     9) Sole Dispositive Power:      506,500*
                                           -------------------------------------
     Person With:                       10) Shared Dispositive Power:         0
                                            ------------------------------------


11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

                  506,500*

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                    Not Applicable

13)   Percent of Class Represented by Amount in Row

              (11):      7.5%*

14)   Type of Reporting Person (See Instructions):       IA, IN

* 294,900 shares (4.4%) of Echelon International Corp. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 103,800 shares (1.5%) of Echelon International Corp. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 47,500 shares (0.7%) of Echelon International Corp. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 55,300 shares (0.8%) of Echelon International Corp. common stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison
     Avenue Partners, L.P. and the Investment Management Agreement of Halo International, Ltd., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd., respectively. In addition, 5,000 shares (0.1%) of Echelon International Corp. common stock are owned individually by Jeffrey
     S. Halis. Jeffrey S. Halis possesses sole voting and investment control over the Echelon International Corp. securities owned individually by him. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.  Interest in  Securities  of the Issuer.

     Based upon information set forth in Echelon International Corp.'s Form 10-Q dated September 30, 1997, as of November 1, 1997 there were issued and outstanding 6,784,984 shares of common stock of Echelon International Corp. As of November 24, 1997, Tyndall Partners, L.P. owned 294,900 of such shares, or 4.4% of those outstanding, Tyndall Institutional Partners, L.P. owned 103,800 of such shares, or 1.5% of those outstanding, Madison Avenue Partners, L.P. owned 47,500 of such shares, or 0.7% of those outstanding, Halo International, Ltd., owned 55,300 of such shares, or 0.8% of those outstanding, and Jeffrey S. Halis, individually, owned 5,000 of such shares or 0.1% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Echelon International Corp. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd., and individually by Jeffrey S. Halis. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall
Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd., in shares of common stock of Echelon International Corp. since the most recent filing on Schedule 13D (each of which were effected in ordinary brokers transactions):

                            A. Tyndall Partners, L.P.

      Date                          Quantity                             Price

                                   (Purchases)

    October 16, 1997                   7,000                            $24.70
    October 17, 1997                   4,700                            $24.46
    October 22, 1997                   2,100                            $24.68
    October 24, 1997                     200                            $24.21
    October 28, 1997                   3,300                            $23.83
    November 11, 1997                  1,400                            $23.58
    November 18, 1997                  2,200                            $22.53
    November 19, 1997                  2,200                            $22.17
    November 20, 1997                  4,400                            $22.09
    November 21, 1997                  1,600                            $22.01
    November 25, 1997                    800                            $21.51

                                     (Sales)

                                      NONE

                     B. Tyndall Institutional Partners, L.P.

      Date                          Quantity                            Price

                                   (Purchases)

    October 10, 1997                   2,200                            $24.72
    October 13, 1997                   1,100                            $24.70
    October 14, 1997                   1,200                            $24.71
    October 15, 1997                   2,600                            $24.72

                                     (Sales)

                                      NONE

                        C. Madison Avenue Partners, L.P.

      Date                          Quantity                             Price

                                   (Purchases)

    October 21, 1997                  400                               $24.64
    October 28, 1997                2,200                               $23.83
    November 11, 1997               1,300                               $23.58
    November 17, 1997               3,100                               $22.64
    November 18, 1997               1,800                               $22.53

                                     (Sales)

                                      NONE

                           D. Halo International, Ltd.

        Date                        Quantity                            Price

                                   (Purchases)

    October 28, 1997                 12,000                             $23.83
    October 31, 1997                    800                             $23.58
    November 3, 1997                  3,400                             $23.70
    November 4, 1997                  1,200                             $23.71
    November 5, 1997                    400                             $23.71
    November 6, 1997                    600                             $23.71
    November 10, 1997                 1,800                             $23.53
    November 11, 1997                 2,500                             $23.58
    November 24, 1997                 3,800                             $21.81

                                     (Sales)

                                      NONE


                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                      December 3, 1997


                                      /s/ Jeffrey S. Halis
                                          _____________________________
                                          Jeffrey S.  Halis,  individually   and
                                          as a  general  partner of Halo Capital
                                          Partners, L.P.,  the  general  partner
                                          of  each  of  Tyndall Partners, L.P.,
                                          Tyndall Institutional  Partners, L.P.,
                                          and Madison Avenue Partners, L.P.

                                      /s/ Jeffrey S. Halis
                                          _____________________________
                                          Jeffrey S. Hallis, as a member of Jemi
                                          Management, L.L.C., the Investment
                                          Manager for Halo International, Ltd.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).